UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 5.1 to this report on Form 6-K is incorporated by reference into (i) the registration statement on Form F-3 (File No. 333-333-260181) of Kingsoft Cloud Holdings Limited (the “Company”) and (ii) the related prospectus supplement, dated October 12, 2021 relating to the resale of ordinary shares by the selling shareholders identified therein, which was filed with the U.S. Securities and Exchange Commission on October 12, 2021 pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: October 13, 2021	By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)